INCYTE CORPORATION

1801 Augustine Cut-Off

Wilmington, DE 19803

(302) 498-6700

Telecopier:  (302) 425-2707

December 17, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Incyte Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 1-12400

Dear Mr. Rosenberg:

This letter sets forth the response of Incyte Corporation (“we” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 11, 2014.  To facilitate your review of the Company’s response to the Staff’s comments, we have reproduced below the Staff’s comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 5.  License Agreements

Lilly, page 86

1.              We acknowledge your response to prior comment 2.  Disclosures required by GAAP, if material, must be made in your financial statements regardless of the perceived impact on competition.  As a result and as previously requested, please provide us proposed revised disclosure to be included in future periodic reports that specifically discloses the amounts charged to your statements of operations for each period presented for this collaboration and where they are classified as required by ASC 808-10-50-1d.  Alternatively, tell us the amounts incurred under this co-development agreement in each of the last three years and interim period in 2014 and provide us an analysis demonstrating that the amounts are not material.

Response:

We acknowledge the Staff’s comment and will include in our future periodic reports disclosures relating to the amount of research and development expense recorded under our License, Development and Commercialization Agreement with Eli Lilly and Company (“Lilly”) similar to the following (additions are indicated by underscored text):

In July 2010, we elected to co-develop baricitinib with Lilly in rheumatoid arthritis and we are responsible for funding 30% of the associated future global development costs for this indication from the initiation of the Phase IIb trial through regulatory approval. Research and development expenses recorded under the Lilly agreement representing 30% of the global development costs for baricitinib for the treatment of rheumatoid arthritis were $52.4 million, $18.5 million and $9.2 million for the years ended December 31, 2013, 2012 and 2011, respectively.

*            *            *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

/s/ David W. Gryska
David W. Gryska
Executive Vice President and
Chief Financial Officer

cc:	Eric H. Siegel, Incyte Corporation
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP